

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 30, 2006

Mr. David H. Brett
President and Chief Executive Officer
Cusac Gold Mines Ltd.
911-470 Granville Street
Vancouver, B.C. V6C 1V5

      Re: Cusac Gold Mines Ltd.
              Form 20-F for the Fiscal Year Ended December 31, 2004
              Filed July 14, 2005
              Response letter dated March 13, 2006
              File No. 000-13548

Dear Mr. Brett:

We have reviewed your response letter and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Note 13 – Differences Between Canadian and United States Generally Accepted Accounting Principles, page 23

1.   In response to prior comment 1, you provide proposed disclosure explaining how proceeds from flow through shares and changes in the restricted cash account are being presented for Canadian GAAP purposes within the statement of cash flows. If you believe that cash flows calculated in accordance with Canadian GAAP are consistent with cash flows calculated in accordance with U.S. GAAP, please include a statement to this effect along with your disclosure.

2.   Please further expand your proposed disclosure, concerning the restricted cash activity, to clarify in the last sentence of such disclosure that the cash *inflow*

depicted as an investing activity when restricted funds are expended (corresponding to the decrease in the restricted cash account) effectively offset the actual cash outflows also reported in that period, although you will be reporting this activity on a separate line.

Note 15 – Restatement

3.   In response to prior comment 1, you include a table that presents the effects of the restatement adjustments on your Consolidated Statement of Cash Flows as at December 31, 2004. As the change in presentation of cash flow items also impacts 2003, it appears you should revise the table to include the effects on that period as well.

Engineering Comments

4.   We have read your response to prior comments 3, 4 and 5, from our letter dated February 21, 2006 (you identify theses as response numbers 2, 3, and 4 in your letter dated March 13, 2006), regarding various aspects of your resource estimates. The Rory Vein resource estimate has a significant variance in both tonnage and grade between the resource estimate as prepared by Dale Sketchley in the filing and the resource estimate which was revised to prepare the reserve estimate as presented by Dennis Bergen in the Pre-feasibility study. Provide an explanation of the criteria used to segregate ore and waste as the ore blocks were re-composited, as indicated in the Pre-feasibility study on page 85. For the Rory Vein ore blocks 14, 18, 21, 22, 29, and 30 provide the following: Drill logs, geologic description, core recovery, assay reports, and the block composite calculations. We reissue prior comment 3.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief